EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, (in millions, except ratios)	2018
Excluding interest on deposits
Income before income tax expense	$21,234
Fixed charges:
Interest expense	7,367
One-third of rents, net of income from subleases (a)	269
Total fixed charges	7,636
Add: Equity in undistributed income of affiliates	128
Income before income tax expense and fixed charges, excluding capitalized interest	$28,998
Fixed charges, as above	$7,636
Ratio of earnings to fixed charges	3.80
Including interest on deposits
Fixed charges, as above	$7,636
Add: Interest on deposits	2,400
Total fixed charges and interest on deposits	$10,036
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$28,998
Add: Interest on deposits	2,400
Total income before income tax expense, fixed charges and interest on deposits	$31,398
Ratio of earnings to fixed charges	3.13

(a)	The proportion deemed representative of the interest factor.